UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)

Ning Zhang Morgan, Lewis & Bockius 19th Floor, Edinburgh Tower The Landmark, 15 Queen’s Road Central, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three hundred Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abundant Grace Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	☐
		(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) _________☐
6	citizenship or place of organization BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 32,935,364,347[1]
	8	shared voting power
	9	sole dispositive power 32,935,364,347
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person 32,935,364,347
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* _________☐
13	percent of class represented by amount in row (11) 58.5%[2]
14	type of reporting person* CO

*SEE INSTRUCTION BEFORE FILLING OUT

1 Represents 32,935,364,347 Class A Ordinary Shares of the Issuer held of record by Abundant, which is the sum of (i) 12,350,761,630 Class A Ordinary Shares converted from 174,774,250 Senior Convertible Preferred Shares issued to Abundant pursuant to the 2021 Subscription Agreement (as described in Item 2 in the Initial Statements), and (ii) 20,584,602,717 Class A Ordinary Shares converted from 714,285,714 Senior Convertible Preferred Shares issued to Abundant pursuant to the 2022 Subscription Agreement (as described in Item 2 in the Initial Statements).

2 The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.

CUSIP No. 91818X108	13D	Page 3 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NBNW Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	☐
		(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) _________☐
6	citizenship or place of organization BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 32,935,364,347
	9	sole dispositive power
	10	shared dispositive power 32,935,364,347

11	aggregate amount beneficially owned by each reporting person 32,935,364,347
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* _________☐
13	percent of class represented by amount in row (11) 58.5%
14	type of reporting person* CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eve One Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	☐
		(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) _________☐
6	citizenship or place of organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 32,935,364,347
	9	sole dispositive power
	10	shared dispositive power 32,935,364,347

11	aggregate amount beneficially owned by each reporting person 32,935,364,347
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* _________☐
13	percent of class represented by amount in row (11) 58.5%
14	type of reporting person* PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nio Capital II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	☐
		(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) _________☐
6	citizenship or place of organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 33,552,902,429[3]
	9	sole dispositive power
	10	shared dispositive power 33,552,902,429

11	aggregate amount beneficially owned by each reporting person 33,552,902,429
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* _________☐
13	percent of class represented by amount in row (11) 59.6%[4]
14	type of reporting person* CO

*SEE INSTRUCTION BEFORE FILLING OUT

3 Represents 33,552,902,429 Class A Ordinary Shares of the Issuer held of record by Abundant and Glory respectively, which is the sum of (i) 32,935,364,347 Class A Ordinary Shares held by Abundant converted from 889,059,964 Senior Convertible Preferred Shares, and (ii) 617,538,082 Class A Ordinary Shares held by Glory converted from 8,738,712 Senior Convertible Preferred Shares.

4 The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.

CUSIP No. 91818X108	13D	Page 6 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bin Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	☐
		(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) _________☐
6	citizenship or place of organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 33,552,902,429
	9	sole dispositive power
	10	shared dispositive power 33,552,902,429

11	aggregate amount beneficially owned by each reporting person 33,552,902,429
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* _________☐
13	percent of class represented by amount in row (11) 59.6%
14	type of reporting person* IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abundant Glory Investment L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	☐
		(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) _________☐
6	citizenship or place of organization BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 617,538,082[5]
	8	shared voting power
	9	sole dispositive power 617,538,082
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person 617,538,082
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* _________☐
13	percent of class represented by amount in row (11) 1.1%[6]
14	type of reporting person* PN

*SEE INSTRUCTION BEFORE FILLING OUT

5 Represents 617,538,082 Class A Ordinary Shares of the Issuer held of record by Glory which were converted from 8,738,712 Senior Convertible Preferred Shares issued to Glory pursuant to the 2021 Subscription Agreement (as described in Item 2 in the Initial Statements).

6 The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.

CUSIP No. 91818X108	13D	Page 8 of 10

Item 1.	Security and Issuer

This Amendment No. 10 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4, Schedule 13D Amendment No. 5, Schedule 13D Amendment No. 6, Schedule 13D Amendment No. 7, Schedule 13D Amendment No. 8 and Schedule 13D Amendment No. 9 filed on July 22, 2021, November 16, 2021, January 26, 2022, July 7, 2022, August 2, 2022, January 19, 2023, April 7, 2023, July 7, 2023, August 23, 2023 and March 28, 2024 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

(a) Name of Person Filing

Item 2 (a) of the Initial Statements is hereby amended by (i) adding the first paragraph below before the second paragraph from the bottom of Item 2 (a) of the Initial Statements, and (ii) restating the last paragraph of Item 2 (a) of the Initial Statements with the second paragraph below:

To date, Abundant has fulfilled its payment obligations under the 2022 Subscription Agreement in an aggregate amount of US$90,600,000. As separately agreed in writing by Abundant and the Issuer, Abundant shall pay the remaining purchaser price of US$9,400,000 no later than December 31, 2024, unless otherwise agreed in writing by Abundant and the Issuer.

Item 5 (a-b), other than the first paragraph thereof, is incorporated by reference into this Item 2 (a).

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statements is hereby amended by (i) restating the first paragraph of Item 5 (a-b) of the Initial Statements with the first paragraph below, (ii) deleting the first sentence of the second paragraph of Item 5 (a-b) of the Initial Statements, and (iii) adding the second paragraph below to the end:

CUSIP No. 91818X108	13D	Page 9 of 10

The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of the beneficial ownership percentage of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024. The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 12,350,761,630 Class A Ordinary Shares converted from 174,774,250 Senior Convertible Preferred Shares held and acquired by Abundant pursuant to the 2021 Subscription Agreement, at a conversion price of US$0.004858 per share pursuant to the Conversion (as defined in the Initial Statements), (ii) upon the completion of the In-kind Distribution (as defined below), 617,538,082 Class A Ordinary Shares converted from 8,738,712 Senior Convertible Preferred Shares held and acquired by Glory pursuant to the 2021 Subscription Agreement (by assignment from Abundant the right to purchase such Senior Convertible Preferred Shares), at a conversion price of US$0.004858 per share pursuant to the Conversion, and (iii) 20,584,602,717 Class A Ordinary Shares converted from 714,285,714 Senior Convertible Preferred Shares held and acquired by Abundant pursuant to the 2022 Subscription Agreement, at a conversion price of US$0.004858 per share pursuant to the Conversion.

On November 5, 2024, Glory distributed 1,440,922,190 Class A Ordinary Shares held by it to its sole limited partner that is not affiliated with any of the Reporting Persons (the “In-kind Distribution”). The 1,440,922,190 Class A Ordinary Shares represented the entirety of such sole limited partner’s interest in Glory before the In-kind Distribution, and after the In-kind Distribution, the remaining 617,538,082 Class A Ordinary Shares held by Glory are all beneficially owned by Nio Capital II LLC, general partner of Glory.

Item 5 (C) of the Initial Statements is hereby amended and restated with the following:

None of the Reporting Persons has engaged in any transaction in the Issuer’s securities in the last 60 days other than the In-kind Distribution.

CUSIP No. 91818X108	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2024

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By:	NIO CAPITAL II LLC
Its:	general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Abundant Glory Investment L.P.

By:	NIO CAPITAL II LLC
Its:	general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)